July 4, 2011

QMM: NYSE AMEX
QTA: TSX VENTURE
NR-15-11

QUATERRA SHAREHOLDERS APPROVE AGM RESOLUTIONS

VANCOUVER, B.C. – Quaterra Resources Inc. is pleased to announce that shareholders approved all resolutions brought before them at the Company's Annual General Meeting held in Vancouver, British Columbia on June 28, 2011.

Election of Directors
The following board members stood for election and were duly re-elected: Thomas Patton, Eugene Spiering, Lawrence Page, Q.C., Robert Gayton, Tracy Stevenson, LeRoy Wilkes, and John Kerr. As at the date of the AGM, with the exception of Thomas Patton, Eugene Spiering and Lawrence Page Q.C., the Company’s Directors are independent.

Other AGM results
Smythe Ratcliffe Chartered Accountants were re-appointed as auditors of the Company for the ensuing year, and the directors were authorized to fix the remuneration to be paid to the auditors. Also, the Company’s 2011 Stock Option Plan was approved and the number of stock options to be granted under the 2011 Plan is a rolling 10% of the number of outstanding issued common shares of the Company, from time to time, less the number of outstanding stock options.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
Thomas Patton, President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Smith at 604-641-2746 or email: info@quaterra.com. The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management